Exhibit 6

April 2, 2009

Mr. Gordon Zacks, Chairman of the Board

R.G. Barry Corporation

13405 Yarmouth Road NW

Pickerington, Ohio 43147

Re:	Notice of Bid Withdrawal

Dear Mr. Zacks:

We received your letter dated March 16th indicating that the Board of Directors of R.G. Barry has determined not to pursue our proposal.

We noted in your press release that the Board concluded that the Mill Road offer “does not represent adequate value for our shareholders.” As you know, we think very highly of the Company. Unfortunately, based on the public information that is currently available to us, we believe that our offer is fair and have concluded that we are unable to raise it.

For your information, we have listed some relevant considerations below.

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Pension Expense. We estimate that the Company’s pension assets have declined by $8 million dollars since the end of the Company’s last fiscal year. We further estimate that this will require increasing pension expense by over $1 million per year (vs. fiscal 2008) beginning this summer for fiscal 2010.

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Taxes. We estimate that the Company has paid cash taxes of about 4% of pre-tax earnings since 2005 due to tax loss carryforwards. We believe that the Company’s tax loss carryforwards are nearly depleted and that cash taxes are going to increase substantially beginning this summer.

If the Board has information that could lead us to reconsider our thoughts on value, or believes these conclusions are incorrect, we would be happy to sign a Confidentiality Agreement in order to review non-public information and initiate a dialogue with the Board that could result in us making a new, higher offer.

Otherwise, given your rejection of our offer and our inability to increase it with the information we have at hand, we must hereby formally withdraw our proposal to acquire R.G. Barry.

Thank you for your time and consideration.

Sincerely,

/s/ Scott Scharfman
Scott Scharfman
Managing Director